UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FUEL TECH, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
359523107
(CUSIP Number of Class of Securities)

Albert G. Grigonis
Senior Vice President, General Counsel & Secretary
27601 Bella Vista Parkway
Warrenville, IL 60555
630-845-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,493,855	$289.54

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase common stock of Fuel Tech, Inc. that are eligible for exchange in the offer will be tendered for new awards of restricted stock units and cancelled pursuant to the offer. These options cover an aggregate of 934,500 shares of Fuel Tech, Inc. common stock and have an aggregate value of $2,493,855 as of May 26, 2011 as determined using a lattice binomial option pricing model based on a closing price per share of the issuer’s common stock of $8.04 on May 26, 2011.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$289.54	Filing party:	Fuel Tech, Inc.

Form or Registration No.:	Schedule TO	Date filed:	June 1, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 1, 2011, relating to an offer by Fuel Tech, Inc. (the “Company”), to certain eligible employees to exchange some or all of their outstanding options to purchase shares of the Company’s common stock for restricted stock units (the “Exchange Offer”) on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options, dated June 1, 2011 the (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.
     This Amendment No. 1 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.
ITEM 4. TERMS OF THE TRANSACTION
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 5:00 p.m. Central Time, on June 29, 2011. Pursuant to the Exchange Offer, 814,500 eligible options were tendered, representing 87.2% of the total options eligible for exchange in the Exchange Offer. On June 29, 2011 the Company granted an aggregate of 267,372 restricted stock units in exchange for the eligible options surrendered in the Exchange Offer.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Fuel Tech, Inc.
/s/ David S. Collins
David S. Collins
Senior Vice President, Treasurer & Chief Financial Officer

Dated: June 30, 2011